SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa
Grandes ideias para viver bem

Earnings Release | 3Q12

--- Gafisa Group unit deliveries increased 9% y-o-y to 17,729 in the 9M---

--- 9M12 unit deliveries reached 74% of mid-range guidance for the full year ---

--- Consolidated free cash generation was positive at R$149 million in 3Q12 ---

--- Operational consolidated cash flow reached R$607 million in 9M12, or ---

--- 87% of the mid point of the increased guidance established at range R$600-R$800 million --

--- Launches reached R$451.9 million, with sales of R$689.3 million in 3Q12 ---

--- The results represent 49% of the mid-range of the previous guidance of launches and

54% of the mid-range of full guidance, which excludes launches at Tenda in 2012

--- Consolidated sales velocity in the 3Q12 was 19%, or 23% ex-Tenda ---

IR Contact Info

Luciana Doria Wilson

Stella Hae Young Hong

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

3Q12 Earnings Results Conference Call

November 13, 2012

> 8am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-300-1066 US EST

Code: Gafisa

> 11am Brasilia Time

In Portuguese

Phones:

+55-11-3127-4971 (Brazil)

Code: Gafisa

Replay:

+55-11-3127-4999 (EUA)

Code: 38738767

+55-11-3127-4999 (Brazil)

Code: 67871310

Webcast: www.gafisa.com.br/ir

Shares

GFSA3– Bovespa

GFA – NYSE

Total Outstanding Shares:

432,137,739[1]

Average daily trading volume (90 days2): R$59.3 million

1) Including 599,486 treasury shares

2) Up to September 30, 2012

FOR IMMEDIATE RELEASE - São Paulo, November 12, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2012.

Duilio Calciolari, Chief Executive Officer, said: “Our 3Q12 results demonstrate that the execution of Gafisa’s operations advanced in the direction of our planned full-year targets. The cash generation and the deleveraging of our balance sheet remain a priority and following the delivery of over 17,700 units, we have already exceeded the mid-point of our annual cash flow (CFO) guidance, resulting in increased CFO guidance of R$600-800mn for 2012. In addition to our focus on cash generation coming from our core business, we are also selling non-strategic land and generating new profitable businesses.”

“The Gafisa brand is now concentrated in the states of Sao Paulo and Rio de Janeiro. In the first nine months of the year we launched projects valued at over R$795 million, all of which are aligned to our guidelines for profitability and have strong levels of initial sales with a velocity of 59%. The completion of developments in non-strategic areas will still impact our profitability in the near-term. Thereafter we will have reduced the complexity of our business and substantially increased our execution capacity.”

“At Tenda, we remain focused on delivering existing and in-progress developments. Year-to-date we have transferred around 9,600 units to financial institutions, and delivered over 10,000 units. Of those contracts that have been cancelled, 70% have already been resold. We are postponing new Tenda launches to the first half of 2013 in order for the team to continue their good work and remain totally focused on completing and delivering current units. As a result we will not be launching the R$300 million originally planned for the year.”

“Our AlphaVille business continues to be a strong contributor to the Group’s profits. The brand has grown to represent almost half of year-to-date launches and we expect launches to increase sequentially to more than R$1 bilion. Given the returns achieved by this brand and further development opportunities in Brazil, we continue to favor the allocation of resources to opportunities that provide the right balance of growth and profitability.”

CONSOLIDATED FINANCIAL RESULTS

▲ Net revenue recognized by the “PoC” method was R$1.06 billion in the third quarter, which is in line with the 2Q12 result and up 22% year-over-year.

▲ Gross profit was R$308 million in the third quarter, up from R$279 million in the 2Q12 and R$166 million in the 3Q11. Gross margin increased to 29.0% in 3Q12, from 26.8% in the second quarter and 19.0% in 3Q11.

▲ EBITDA was R$183 million in the third quarter, up from R$149 million in the 2Q12 and R$62 million in the 3Q11. EBITDA for Gafisa and AlphaVille totaled R$69 million and R$92 million, respectively. During the third quarter, Tenda’s EBITDA was R$22 million. During the 9M12, the EBITDA margin reached 14.4% or 20.1% ex-Tenda, compared to 6.5% and 15.5%, respectively, in the 9M11.

▲ Third quarter net income was R$5 million, compared to R$1 million in the 2Q12 and a net loss of R$51 million in the 3Q11.

▲ As of September 30, 2012, the Company had approximately R$1.23 billion in cash and cash equivalents compared to R$1.1 billion at the end of the 2Q12. The net debt to equity ratio decreased to 106% in the 3Q12, from 112% in the 2Q12.

▲ Excluding project finance, the net debt/equity ratio was 28% as compared to 34% in the 2Q12.

CONSOLIDATED OPERATING RESULTS

▲ Project launches totaled R$451.9 million in the 3Q12, a 17% decrease compared to the 2Q12. Y-o-Y launches decreased 57% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 49% of the mid-range of the previous full-year launch guidance of R$2.7 to R$3.3 billion and 54% of the mid-range of the full-year launch guidance of R$2.4 to R$3.0 billion, which excludes launches at Tenda in 2012.

▲ Consolidated pre-sales totaled R$689.3 million in the third quarter, a 9% increase compared to the 2Q12, and a 34% decrease compared to the 3Q11. Sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

▲ The consolidated sales speed of launches reached 66.7% in the 3Q12 and 66.3% in the 9M12. Consolidated sales over supply reached 18.7%, compared to 23.1% in the 3Q11, reflecting fewer launches to pursue remedial/corrective action at Tenda. Excluding the Tenda brand, third-quarter sales over supply was 22.7%, compared to 20.1% in the 2Q12 and 27.4% in the 3Q11.

▲ Third quarter consolidated inventory at market value was decreased by R$283 million to R$3.0 billion from R$3.3 billion in the 2Q12.

The Group delivered 17,729 units in the 9M12, representing a 9% year-over-year increase.

Note: due to the adjustments in 2011 results, the interim results were restated.

Recent Events	04
Gafisa Group Key Numbers	06
Consolidated Numbers for the Gafisa Group	07
Gafisa Segment	08
AlphaVille Segment	11
Tenda Segment	13
Income Statement	17
Revenues	17
Gross Profit	18
Selling, General and Administrative Expenses	18
EBITDA	19
Net Income	20
Backlog of Revenues and Results	20
Balance Sheet	21
Cash and Cash Equivalents	21
Accounts Receivable	21
Inventory	21
Liquidity	22
Covenant Ratios	22
Outlook	23
Group Gafisa Consolidated Income Statement	24
Group Gafisa Consolidated Balance Sheet	25
Cash Flow	26
Glossary	33

RECENT EVENTS

 Consolidated Free Cash Generation Was Positive at R$149 Million in the 3Q12

Chart 1. Cash Generation (Cash burn) (3Q10 – 3Q12)

Gafisa ended the third quarter with R$1.23 billion in cash, a 13% increase over a balance R$1.1 billion at the end of the second quarter. Across the Group, unit deliveries in the first nine months of the year were consistent with our full-year target and we have achieved the mid range of our previous operating cash flow full year guidance of R$500-R$700 million. Operational consolidated cash flow reached R$607 million in the 9M12, 87% of the mid range of the updated guidance established for 2012 of R$600-R$800 million. Consolidated free cash generation was positive at R$149 million in the 3Q12.

Updated Status of AlphaVille Acquisition

The arbitration has been submitted to the Brazil-Canada Chamber of Conciliation and Arbitration as prescribed in the Agreement. As a recap, according to the terms of the Investment Agreement signed between Gafisa and Alphapar when Gafisa acquired control of AlphaVille in 2006, as the Parties have not reached an agreement on the acquisition of the remaining 20% stake in AlphaVille, the process was submitted to arbitration on an exclusive and final basis.

Updated Status of the Results by Brand

Gafisa has been successfully implementing the strategic plan set in 2011 and has focused squarely on obtaining and maintaining operational consistency.

Gafisa: (1) Gafisa was able to launch 53% of the mid-range of 2012 guidance of R$1.5 billion for the segment. (2) New Market projects, where Gafisa had lower margins will be delivered and should be substancially completed in the beginning of 2013. (3) Sales performance related to inventory has improved. (4) Gafisa has been contributing to the generation of operating cashflow.

Tenda: (1) Tenda posted healthy sales speed, better execution and improved quality in the portfolio of receivables. (2) In the first nine months, Tenda transferred 9,567 units to financial institutions reflecting 80% of the mid-range of guidance provided for the full year of 10,000–14,000 customers. (3) Units delivery consistent with full year guidance. (4) Tenda is contributing to the consolidated positive operating cash flow posted.

AlphaVille: (1) Continues to launch developments with good demand - two projects (AlphaVille Minas Gerais and Terras Alpha Sergipe) were launched with sales of 94%. (2) The results underscore the growing share of AlphaVille in the product mix. The brand accounted for 46% share of 9M12 consolidated launches, up from a 21% a year ago. (3) The quality and size of AlphaVille landbank is a strong indication of the future prospects of the company.

Units Delivery Consistent with Full Year Guidance

Chart 2. Delivered units (2007 – 3Q12)

In the third quarter of 2012, the Company was able to achieve operational consistency in unit deliveries. Gafisa delivered 27 projects encompassing 5,531 units, a 35% decrease on the 8,459 delivered during 3Q11. In the first nine months, the Gafisa Group achieved unit deliveries of 17,729 units, representing a 9% year-over-year increase. See the accompanying chart for detailed information.

4

Tenda Status

With the introduction of the new strategy and organizational structure, Gafisa is progressing toward established guidance for the year. The restructuring of the Tenda brand, which focuses on affordable entry level developments, is progressing according to plan. Since the beginning of the year the Gafisa Group has implemented corrective actions focused on execution and the delivery of units. In the meantime the launch of Tenda units was halted until Tenda could be relaunched under a profitable business model. These corrective actions have been successful as Tenda has been able to transfer units to financial institutions in line with guidance and contribute to consolidated positive operating cash flow. As a result, the Company expects the launch cycle to resume next year when the appropriate processes will be in place to ensure a profitable business model. Accordingly, official guidance for Tenda launches of between R$270-R$330 million for 2012 has been revised down to zero.

The turnaround process at Tenda has been based on three pillars: (1) the expedition of the financing process through the immediate transfer of mortgages to financial institutions; (2) the revision of the supply chain to ensure the availability of material and labor to execute works; (3) the standardization of production processes. This determines the profitability of projects in the economic segment, where margins tend to be lower and can render developments unviable.

The contracted launch and transferred sale model means that the sale of a unit is only realized following a complete customer credit analysis by the CEF, the chief financial agent for Tenda’s clients. It is also contingent upon bank approval. This means Tenda’s customers will learn whether they fit the profile required by the bank during financing approval. Since the start of the year, approximately 70% of sales have been transferred or are awaiting customer signatures. The remainder are in an advanced stage of being contracted with the CEF.

The review of the supply chain and suppliers is part of a move to better control the construction process at Tenda and provide assurance to engineers as they carry out their projects. The Supply Chain unit, which was created in early 2012, has full access to works from start to finish. As a result, basic inputs and services are negotiated in large quantities, rather than individually, to maximize efficiencies. Previously, materials were ordered by engineers; today the division controls materials and verifies all amendments to avoid technical issues in the supply chain or with suppliers.

One of the main technologies used by Tenda to achieve standardization in projects is the aluminum mold method. Light, durable and sized for easy handling by operators, the metal modules are assembled and filled directly with concrete for much higher-quality walls and slabs when compared to structural blocks. This also makes the process of finishing the walls unnecessary. This technology, in addition to superior  process controls and reduced operational risks, reduces the construction cycle by up to 30%. Since 2010, approximately 80% of Tenda’s construction has employed this technology and this proportion should increase with new launches.

The plan to resume launches at Tenda is based on the elements mentioned above, always with a conservative capital allocation. Our initial focus will be on four regions: Sao Paulo, Rio de Janeiro, Minas Gerais and Salvador, where we have already established a strong base to relaunch operations.

5

KEY NUMBERS FOR THE GAFISA GROUP

Table 1 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)	9M12	9M11	Y-o-Y(%)
Launches (%Gafisa)	451,943	546,519	-17%	1,051,713	-57%	1,462,201	2,944,589	-50%
Launches (100%)	841,075	579,856	45%	1,318,304	-36%	1,988,977	3,395,005	-41%
Launches, units (%Gafisa)	1,361	1,182	15%	2,334	-42%	3,826	10,671	-64%
Launches, units (100%)	2,362	1,426	66%	2,813	-16%	5,455	12,458	-56%
Contracted sales (%Gafisa)	689,331	630,295	9%	1,044,651	-34%	1,727,863	3,013,873	-43%
Contracted sales (100%)	900,931	729,452	24%	1,256,078	-28%	2,070,575	3,468,420	-40%
Contracted sales, units (% Gafisa)	1,929	1,629	18%	2,866	-33%	4,060	10,449	-61%
Contracted sales, units (100%)	2,693	2,055	31%	3,770	-29%	5,648	12,651	-55%
Contracted sales from Launches (%co)	447,154	299,084	50%	852,763	-48%	969,150	1,634,897	-41%
Sales over Supply (SoS) %	18.7%	16.1%	258 bps	23.1%	-441 bps	36.5%	46.4%	-987 bps
Completed Projects (%Gafisa)	953,361	1,195,783	-20%	1,162,979	-18%	3,255,951	2,375,284	37%
Completed Projects, units (%Gafisa)	5,531	6,032	-8%	8,459	-35%	17,729	16,241	9%
Note: * The difference between the stake in the projects launched and 100% is explained by the increase in the contribution of AlphaVille; business unit where the partner is the land owner.
Consolidated Land bank (R$)	17,831,913	15,398,446	16%	21,096,042	-15%	17,831,913	21,096,042	-15%
Potential Units	85,522	63,146	35%	100,025	-14%	85,522	100,025	-14%
Number of Projects / Phases	121	121	0%	204	-41%	121	204	-41%

Net revenues	1,064,094	1,040,537	2%	874,378	22%	3,032,464	2,589,085	17%
Gross profit	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Gross margin	29.0%	26.8%	213bps	19.0%	1000bps	26.0%	17.1%	892bps
Adjusted Gross Margin ¹	34.3%	31.7%	8%	23.4%	46%	30.9%	22.3%	39%
Adjusted EBITDA ²	183,144	148,750	23%	61,755	197%	437,081	167,850	160%
Adjusted EBITDA margin ²	17.2%	14.3%	292bps	7.1%	1015bps	14.4%	6.5%	793bps
Adjusted EBITDA margin ² (ex-Tenda)	21.8%	18.5%	321bps	20.5%	124bps	20.1%	15.5%	458bps
Adjusted Net (loss) profit ²	26,218	22,677	16%	(38,311)	-168%	30,566	(88,930)	-134%
Adjusted Net margin ²	2.5%	2.2%	28bps	-4.4%	685bps	1.0%	-3.4%	444bps
Net (loss) profit	4,841	1,046	363%	(51,247)	-109%	(25,628)	(126,381)	-80%
EPS (loss) (R$)	0.0112	0.0024	88bps	(0.1187)	1298bps	(0.0593)	(0.2926)	2333bps
Number of shares ('000 final)	432,272	432,272	0%	431,916	0%	432,272	431,916	0%

Revenues to be recognized	3,702,549	4,124,151	-10%	4,276,647	-13%	3,702,549	4,276,647	-13%
Results to be recognized ³	1,311,938	1,476,003	-11%	1,559,713	-16%	1,311,938	1,559,713	-16%
REF margin ³	35.4%	35.8%	-36bps	36.5%	-104bps	35.4%	36.5%	-104bps

Net debt and investor obligations	2,939,417	3,088,232	-5%	2,946,507	0%	2,939,417	2,946,507	0%
Cash and cash equivalent	1,234,826	1,097,277	13%	912,353	35%	1,234,826	912,353	35%
Equity	2,637,644	2,629,720	0%	3,462,929	-24%	2,637,644	3,462,929	-24%
Equity + Minority shareholders	2,771,971	2,746,145	1%	3,549,223	-22%	2,771,971	3,549,223	-22%
Total assets	9,025,658	9,170,654	-2%	9,658,113	-7%	9,025,658	9,658,113	-7%
(Net debt + Obligations) / (Equity + Min)	106%	112%	-642bps	83%	2302bps	106%	83%	2302bps
Note: Unaudited Financial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
4) Note: during 2Q12, Tenda land bank was readjusted to focus on core regions, 3Q12 all remaining non-strategic land bank were excluded Nm = not meaningful
6

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

Third quarter 2012 launches totaled R$451.9 million, an 17% decrease over 2Q12. Y-o-Y launches decreased 57% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 49% of the mid-range of the previous full-year launch guidance of R$3.0 billion and 54% of the mid-range of the previous full-year launch guidance of R$2.7 billion. The delays in the approval of a few projects to be launched in 3Q12, in Sao Paulo, that slipped to the 4Q12, explains the drop in launches Y-o-Y. During the 9M12, 18 projects/phases were launched across 7 states, with Gafisa accounting for 54% of launches and AlphaVille the remaining 46%.

Table 2. Consolidated Launches (R$ million)

Launches	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa Segment	114,291	465,900	-75%	652,512	-82%	794,881	1,816,073	-56%
AlphaVille Segment	337,652	80,619	319%	350,117	-4%	667,320	627,598	6%
Tenda Segment	-	-	na	49,085	nm	-	500,917	na
Total	451,943	546,519	-17%	1,051,713	-57%	1,462,201	2,944,589	-50%

Consolidated Pre-Sales

Third-quarter 2012 consolidated pre-sales totaled R$689.3 million, a 9% increase compared to the 2Q12 and a 34% decrease compared to the 3Q11. Sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

Table 3. Consolidated Pre-Sales (R$ million)
Pre-sales	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa Segment	327,990	456,383	-28%	665,408	-51%	1,101,076	1,867,221	-41%
AlphaVille Segment	331,290	158,184	109%	281,752	18%	671,451	597,683	12%
Tenda Segment	30,050	15,728	91%	97,490	-69%	(44,664)	548,969	nm
Total	689,331	630,295	9%	1,044,651	-34%	1,727,863	3,013,873	-43%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 18.7%, compared to 23.1% in 3Q11, reflecting fewer launches to pursue corrective remedial/action at the Tenda business. Excluding the Tenda brand, third-quarter sales over supply was 22.7%, compared to 20.1% in 2Q12 and 27.4% in 3Q11. The lower VSO is attributed to the lower contribution of launches as compared to the previous year period. The consolidated sales speed of launches reached 66.7%.

Table 4. Gafisa Group Sales over Supply (SoS)

Sales Speed	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa (A)	16.5%	19.6%	-3.1 bps	24.8%	-8.3 bps	39.9%	48.1%	-8.2 bps
AlphaVille (B)	36.4%	21.6%	14.8 bps	36.4%	0.0 bps	53.7%	54.9%	-1.1 bps
Total (A) + (B)	22.7%	20.1%	2.7 bps	27.4%	-4.6 bps	44.2%	49.5%	-5.4 bps
Tenda (C)	3.8%	1.8%	1.9 bps	9.1%	-5.3 bps	-6.2%	36.1%	-42.3 bps
Total (A) + (B) + (C)	18.7%	16.1%	2.6 bps	23.1%	-4.4 bps	36.5%	46.4%	-9.9 bps

Notes: nm = not meaningful

Results by Brand

Table 5. Main Operational & Financial Numbers - Contribution by Brand – 9M12

	Gafisa (A)	AlphaVille (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	1,650,029	483,414	2,133,443	1,122,507	3,255,951
Deliveries (% contribution)	51%	15%	66%	34%	100%
Deliveries (units)	4,735	2,611	7,346	10,382	17,728
Launches (R$mn)	794,881	667,320	1,462,201	0	1,462,201
Launches (% contribution)	54%	46%	100%	0%	100%
Launches (units)	1,199	2,627	3,826	0	3,826
Pre-sales	1,101,076	671,451	1,772,527	(44,664)	1,727,863
Pre-Sales (% contribution)	64%	39%	103%	-3%	100%
Revenues (R$mn)	1,587,446	524,823	2,112,269	920,195	3,032,464
Revenues (% contribution)	52%	17%	70%	30%	100%
Gross Profit (R$mn)	365,807	281,537	647,344	141,509	788,853
Gross Margin (%)	23%	54%	31%	15%	26%
EBITDA (R$mn)	240,637	183,446	424,083	13,001	437,084
EBITDA Margin (%)	15%	35%	20%	1%	14%
EBITDA (% contribution)	55%	42%	97%	3%	100%
7

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Segment Launches

Third-quarter launches reached R$114.3 million and included 2 projects/phases concentrated in São Paulo and Rio de Janeiro, 75% lower than the R$465.9 million experienced in the second quarter. The results represent only 53% of the midpoint of the launch guidance for the year of R$1.35 to R$1.65 billion, due to delays in the approval of a few projects to be launched in 3Q12, that slipped to the 4Q12.

Table 6. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	São Paulo	51,482	465,900	-89%	247,777	-79%	732,072	1,270,865	-42%
	Rio de Janeiro	62,809	-	0%	431,796	-85%	62,809	557,562	-89%
	Other	-	-	0%	(27,062)	-100%	-	(12,354)	nm
	Total	114,291	465,900	-75%	652,512	-82%	794,881	1,816,073	-56%
	Units	134	655	-80%	1,124	-88%	1,199	4,467	-73%

Table 7. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	≤R$500K	-	34,211	-100%	83,536	-100%	210,601	928,732	-77%
	>R$500K	114,291	431,689	-74%	568,976	-80%	584,280	887,341	-34%
	Total	114,291	465,900	-75%	652,512	-82%	794,881	1,816,073	-56%

Gafisa Segment Pre-Sales

Third quarter pre-sales totaled R$328.0 million, a 28% decrease over 2Q12. Units launched during the same year represented 55% of total sales, while sales from inventory accounted for the remaining 45%. In 3Q12, sales velocity (sales over supply) was 16.5%, compared to 19.6% in 2Q12, and 24.8% in 3Q11. The sales velocity of Gafisa launches was 48.5%.

Table 8. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	São Paulo	240,319	387,970	-38%	423,696	-43%	872,071	1,355,207	-36%
	Rio de Janeiro	90,009	60,484	49%	219,305	-59%	204,925	381,997	-46%
	Other	(2,338)	7,929	-129%	22,408	-110%	24,079	130,017	-81%
	Total	327,990	456,383	-28%	665,408	-51%	1,101,076	1,867,221	-41%
	Units	522	848	-38%	1,540	-66%	2,017	4,396	-54%

Table 9. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	≤ R$500K	72,721	179,789	-60%	499,231	-85%	398,851	1,247,831	-68%
	> R$500K	255,270	276,594	-8%	166,178	54%	702,224	619,390	13%
	Total	327,990	456,383	-28%	665,408	-51%	1,101,076	1,867,221	-41%

Table 10. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gafisa	≤ R$500K	246	458	-46%	1.345	-82%	1,180	3,653	-68%
	> R$500K	276	390	-29%	195	41%	837	743	13%
	Total	522	848	-38%	1.540	-66%	2,017	4,396	-54%

8

Gafisa Segment Delivered Projects

During the first nine months of 2012, Gafisa delivered 27 projects/phases and 4,735 units. The tables below list the products delivered in 9M12:

Table 11. Delivered Projects Gafisa Segment (9M12)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	Magno	Aug/12	2009	São Paulo – SP	100%	36	52,841
Gafisa	Mistral	Aug/12	2009	Belém – PA	80%	200	33,987
Gafisa	Pateo Mondrean	Sep/12	2010	São Paulo – SP	100%	137	230,975
Gafisa	Vista Patamares	Sep/12	2009	Salvador - BA	50%	336	48,629
Total	3Q12					709	366,432
Gafisa	Mosaico (Fradique Coutinho)	Apr-12	2010	São Paulo - SP	100%	62	42,947
Gafisa	Montblanc	May-12	2008	São Paulo - SP	80%	112	106,353
Gafisa	Laguna di Mare	May-12	2008	Rio de Janeiro - RJ	100%	192	71,889
Gafisa	Carpe Diem Belém	May-12	2008	Belém - PA	80%	90	37,094
Gafisa	Orbit	May-12	2008	Curitiba - PR	100%	185	31,532
Gafisa	Vistta Santana	Jun-12	2009	São Paulo - SP	100%	168	117,598
Gafisa	Vision Brooklin	Jun-12	2009	São Paulo - SP	100%	266	116,666
Gafisa	Riservato	Jun-12	2010	Rio de Janeiro - RJ	100%	42	27,310
Gafisa	Nouvelle	Jun-12	2008	Aracajú - SE	100%	12	27,129
Gafisa	Alta Vistta F2	Jun-12	2010	Maceio - AL	50%	182	5,364
Total	2Q12					1,311	583,882
Gafisa	VNSJ Metropolitan	Jan-12	2009	São José - SP	100%	96	30,028
Gafisa	VNSJ Vitoria e Lafayette	Jan-12	2008	São José - SP	100%	192	57,518
Gafisa	Mansão Imperial F2	Jan-12	2010	São Bernardo do Campo - SP	100%	100	62,655
Gafisa	Reserva das Laranjeiras	Jan-12	2008	Rio de Janeiro - RJ	100%	108	61,818
Gafisa	Alegria F2 A	Feb-12	2010	Guarulhos - SP	100%	139	43,750
Gafisa	Paulista Corporate	Feb-12	2009	São Paulo - SP	100%	168	72,213
Gafisa	Neogarden	Feb-12	2008	Curitiba - PR	100%	144	40,427
Gafisa	Reserva Santa Cecília	Feb-12	2007	Volta Redonda - RJ	100%	122	23,835
Gafisa	JTR - Comercial	Feb-12	2007	Maceió - AL	50%	193	11,911
Gafisa	Parc Paradiso	Feb-12	2007	Belém - PA	90%	432	58,754
Gafisa	Supremo Ipiranga	Mar-12	2009	São Paulo - SP	100%	104	54,860
Gafisa	GPARK Árvores	Mar-12	2007	São Luis - MA	50%	240	29,978
Gafisa	Parque Barueri Fase 1	Mar-12	2008	Barueri - SP	100%	677	151,968
Total	1Q12					2,715	699,715
Total	9M12					4,735	1,650,029

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during the 9M12:

Table 12. Projects Launched at Gafisa Segment (9M12)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/09/12	Sales 31/09/12
1Q12
Duquesa	Mar/12	SP	100%	130	152,591	51%	77,238
Maraville	Mar/12	SP	100%	280	62,099	69%	43,147
Total 1Q12				410	214,690	56%	120,385
2Q12
Like Brooklin	May/12	SP	100%	146	98,479	72%	71,136
Eclat	May/12	SP	100%	49	134,966	49%	66,393
Energy	Jun/12	SP	100%	156	78,080 00120,	78%	60,950
Coloratto	Jun/12	SP	100%	192	120,165	54%	65,429
Mistral	Jun/12	SP	100%	112	34,211	75%	25,506
Total 2Q12				655	465,900	62%	289,414
3Q12
Scena Laguna	Aug/12	RJ	80%	50	62,809	48%	30,156
Smart Santana	Aug/12	SP	100%	84	51,482	49%	25,272
Total 3Q12				134	114,291	48%	55,428
Total 9M12				1,199	794,881	59%	465,227
Note: The VSO refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.
9

Table 13. Land Bank Gafisa Segment – as of 3Q12

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	3,706,846	33%	32%	1%	7,687	8,970
Rio de Janeiro	1,398,234	43%	43%	0%	2,244	2,293
Total	5,105,080	36%	35%	1%	9,931	11,263

Table 14. Adjusted EBITDA Gafisa  Segment (R$000)

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net profit	(29,760)	(12,222)	143%	(28,104)	6%	(64,397)	(138,189)	-53%
(+) Financial result	49,813	52,869	-6%	55,389	-10%	137,128	114,794	19%
(+) Income taxes	5,093	(395)	-1389%	(4,958)	-203%	18,067	(19,726)	-192%
(+) Depreciation and Amort.	12,204	9,872	24%	16,527	-26%	37,340	41,538	-10%
(+) Capitalized interest	29,774	33,784	-12%	32,038	-7%	98,610	114,423	-14%
(+) Stock option plan expenses	2,940	5,389	-45%	3,636	-19%	14,363	9,946	44%
(+) Minority shareholders	(1,094)	597	-283%	157	-797%	(473)	530	-189%
Adjusted EBITDA	68,970	89,894	-23%	74,685	-8%	240,638	123,316	95%
Net revenues	506,718	593,149	-15%	459,971	10%	1,587,446	1,357,349	17%
Adjusted EBITDA margin	14%	15%	-154bps	16%	-263bps	15%	9%	607bps

Note: Net Revenues include 8% of sales of land bank that did not generate margins.

10

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$130,000 and R$500,000.

AlphaVille Segment Launches

AlphaVille’s operations reflect the Company’s intention to increase its share in the product mix. Third-quarter launches totaled R$337.6 million, a  319% increase compared to the 2Q12 and 4% decrease compared to the 3Q11, and included 5 projects/phases across 4 states. The brand accounted for a 46% share of the 9M12 consolidated launches, up from 21% in the year-ago period.

Table 15 - Launches by AlphaVille Segment (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille		337,652	80,619	319%	350,117 350.117	-4%	667,320	627,598	6%
	Total	337,652	80,619	319%	350,117	-4%	667,320	627,598	6%
	Units	1,227	527	133%	887	38%	2,627	2,437	8%

Table 16 - Launches by unit price AlphaVille Segment - (R$ million)

%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille	≤ R$200K;	65,217	80,619	-19%	41,499	57%	274,071	103,760	164%
	> R$200K; ≤ R$500K	272,435	-	-	271,180	nm	393,249	486,401	-19%
	> R$500K	-	-	-	37,437	nm	-	37,437	nm
	Total	337,652	80,619	319%	350,117	-4%	667,320	627,598	6%

AlphaVille Pre-Sales

Third-quarter pre-sales reached R$331.3 million, a 109% increase compared to the 2Q12 and an 18% increase compared to the 3Q11. During the 9M12, the residential lots segment’s share of consolidated pre-sales increased to 39% from 20% in the 9M11. In the 3Q12, sales velocity (sales over supply) was 36.4% compared to 21.6% in the 2Q12. Third-quarter sales velocity from launches was 73%. Sales from launches represented 81% of total sales, while the remaining 19% came from inventory.

Table 17 - Pre-Sales AlphaVille Segment - (R$ million)
%co - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille		331,290	158,184	109%	281,752	18%	671.451	597.683	12%
	Total	331,290	158,184	109%	281,752	18%	671.451	597.683	12%
	Units	1,245	717	74%	798	56%	2723	2.445	11%
Table 18. Pre-Sales by unit Price AlphaVille Segment (R$ million)
%AlphaVille R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
AlphaVille	≤ R$200K;	188,011	96,070	96%	40,743	361%	290,236	133,039	118%
	> R$200K; ≤ R$500K	122,348	43,628	180%	222,354	-45%	352,355	442,946	-20%
	> R$500K	20,391	18,486	13%	18,655	12%	28,861	21,698	33%
	Total	331,290	158,184	109%	281,752	18%	671.451	597.683	12%

Table 19. Pre-Sales by unit Price AlphaVille Segment (# units)
%AlphaVille R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%	9M12	9M11	Y-o-Y (%)
AlphaVille	≤ R$200K;	922	605	52%	311	196%	1,575	881	79%
	> R$200K; ≤ R$500K	310	100	210%	474	-35%	1,147	1,550	-26%
	> R$500K	12	12	5%	12	2%	1	14	-93%
	Total	1,245	717	74%	798	56%	2,722	2,446	11%

11

AlphaVille Segment Delivered Projects

During 9M12, AlphaVille delivered 7 projects/phases and 2,611 units. The tables below list the products delivered in the 9M12:

Table 20. Delivered projects (9M12) - AlphaVille Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
AlphaVille	Terras Alpha PetrolinaI	jan/12	Dec-10	Petrolina/PE	75%	366	47,424
AlphaVille	Terras Alpha PetrolinaII	jan/12	Sep-11	Petrolina/PE	76%	286	41,499
AlphaVille	Terras Alpha FozdoIguaçu2	mar/12	Dec-10	Foz do Iguaçu/PR	74%	342	33,069
Total 1Q12						994	121,993
AlphaVille	AlphaVille Granja Viana	jun/12	jun/09	Cotia/SP	33%	110	36,264
AlphaVille	AlphaVille Ribeirão Preto F1	jun/12	mar/10	Ribeirão Preto/SP	60%	352	97,269
AlphaVille	AlphaVille Ribeirão Preto F2	jun/12	jun/10	Ribeirão Preto/SP	60%	182	54,381
Total 2Q12						643	187,913
AlphaVille	Alphaville Teresina	Jul/12	Sep/10	Teresina/PI	79%	589	111,248
AlphaVille	Campo Grande 2	Sep/12	Mar/11	Campo Grande/MS	65%	385	62,260
Total 3Q12						974	173,508
Total 9M12						2,611	173,818

Table 21. Projects Launched (9M12) - AlphaVille Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)	%¹	Sales
Alphaville Juiz de Fora	Feb/12	MG	65%	364	114,916	57%	64,953
Alphaville Sergipe	Mar/12	SE	74%	509	134,134	94%	126,077
Alplaville Total 1Q12				873	249,050	77%	191,030
Alphaville Mossoró F2	Jun/12	RN	52%	88	10,458	5%	519
Terras Alphaville Anápolis	Jun/12	GO	73%	439	70,161	95%	66,545
Alplaville Total 2Q12				527	80,619	83%	67,064
Alphaville Minas Gerais	Jul/12	MG	61%	340	138,770	94%	130,304
Alphaville Brasília Residencial 2	Aug/12	DF	47%	199	73,749	13%	9,687
Brasília Alpha Mall	Sep/12	DF	50%	13	5,429	0%	0
Terras Alphaville Sergipe	Sep/12	SE	88%	478	65,217	94%	61,066
Nova Esplanada 3	Sep/12	SP	30%	198	54,486	82%	44,772
Alplaville Total 3Q12				1,227	337,652	73%	245,828
Alplaville Total 9M12				2,627	667,320	76%	503,923

1 Note: Sales year to date.

Table 22. Land Bank AlphaVille Segment as of 3Q12

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	1,877,167	99%	0%	99%	10,010	18,416
Rio de Janeiro	796,954	100%	0%	100%	4,695	9,241
Other	7,870,340	99%	0%	99%	41,945	66,522
Total	10,544,461	99.4%	0%	99.4%	56,651	94,179

Table 23. Adjusted EBITDA AlphaVille Segment

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net profit	53,330	25,680	108%	32,534	64%	100,640	96,526	4%
(+) Financial result	8,913	5,117	74%	6,096	46%	22,229	17,004	31%
(+) Income taxes	9,757	3,199	205%	5,536	76%	14,693	11,250	31%
(+) Depreciation and amort.	552	527	5%	492	12%	1,621	1,241	31%
(+) Capitalized interest	1,303	1,063	23%	1,878	-31%	3,521	5,475	-36%
(+) Stock option plan expen.	335	7,736	-96%	456	-27%	8,405	1,184	610%
(+) Minority shareholders	17,859	7,802	129%	8,134	120%	32,336	24,132	34%
Adjusted EBITDA	92,049	51,124	80%	55,126	67%	183,445	156,812	17%
Net revenues	233,577	167,376	40%	177,146	32%	524,823	450,919	16%
Adjusted EBITDA margin	39%	31%	886bps	31%	829bps	35%	35%	18bps

12

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Segment Launches

Reflecting corrective actions at Tenda and a focus on execution and delivery, no projects will be launched during 2012.

Table 24. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	São Paulo	-	-	0%	20,069	nm	-	40,489	nm
	Rio de Janeiro	-	-	0%	0	nm	-	64,743	nm
	Minas Gerais	-	-	0%	29,016	nm	-	207,955	nm
	Northeast	-	-	0%	0	nm	-	50,273	nm
	Others	-	-	0%	0	nm	-	137,457	nm
	Total	-	-	0%	49,085	nm	-	500,917	nm
	Units	-	-	0%	324	nm	-	3,847	nm

Note: mn not meaningful

Table 25. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	≤ MCMV	-	-	0%	49,085	nm	-	415,600	nm
	> MCMV	-	-	0%	-	-	-	85,316	nm
	Total	-	-	0%	49,085	nm	-	500,917	nm

Note: mn = not meaningful

Tenda Segment Pre-Sales

Third quarter gross pre-sales decreased 15% Q-o-Q to R$293.8 million, compared to R$344.8 million in 2Q12. Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force have been contingent upon the ability to pass mortgages onto financial institutions. Third quarter net pre-sales (gross pre-sales less dissolutions) were R$30.0 million compared with R$15.7 million in 2Q12.

The Third quarter net pre-sales results reflect the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages of R$263.7 million versus R$329.1 million in the previous quarter. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing good demand for these units. Of the units returned to inventory, 70% have already been resold at a premium to qualified customers within 9M12.

Table 26. Pre-Sales (Dissoluitions) by Market Region Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	São Paulo	(8,111)	2,852	-384%	41,269	-120%	(52,820)	107,088	-149%
	Rio de Janeiro	11,481	10,628	8%	213	5293%	21,918	23,096	-5%
	Minas Gerais	(13,077)	(30,185)	-57%	23,864	-155%	(76,067)	181,821	-142%
	Northeast	17,384	10,150	71%	31,713	-45%	6,905	116,567	-94%
	Others	22,373	22,283	0%	432	5077%	55,399	120,397	-54%
	Total	30,050	15,728	91%	97,490	-69%	(44,664)	548,969	-108%
	Units	163	64	155%	528	-69%	(680)	3,604	-119%

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 27. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (R$ million)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	≤ MCMV	7,977	21,461	-63%	46,919	-83%	(67,321)	300,723	-122%
	> MCMV	22,074	(5,733)	-485%	50,571	-56%	22,657	248,245	-91%
	Total	30,050	15,728	91%	97,490	-69%	(44,664)	548,969	-108%

Table 28. Pre-Sales (Dissoluitions) by unit Price Tenda Segment (# units)

%Tenda - R$000		3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Tenda	≤ MCMV	50	95	-47%	248	-80%	(796)	2,178	-137%
	> MCMV	113	(31)	-461%	280	-60%	116	1,427	-92%
	Total	163	64	155%	528	-69%	-680	3,604	-119%

13

Tenda Segment Operations

At the end of the 3Q11, 11,490 units or 35% of units sold by Tenda were related to projects not contracted with financial institutions. Today, all remaining units, of Tenda segment have already been contracted with banks. In 9M12, Tenda transferred 9,567 units to financial institutions, equaling 80% of the mid-range of guidance provided for the full year of 10,000-14,000 customers. The transfers contributed to the positive operational cash flow achieved in the period.

Tenda Segment Delivered Projects

The Tenda segment is expected to represent 50% of Gafisa Group’s planned deliveries of between 22,000 to 26,000 units in 2012. During the 9M12, Tenda delivered 60 projects/phasesand 10,382 units, reaching 87% of the mid-range of full-year delivery guidance for the brand. The tables below list the products delivered in the 9M12:

Table 29 - Delivered projects Tenda Segment (9M12)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Ferrara - F1	Feb-12	2007	Poá/SP	100%	36	8,439
Tenda	Ferrara - F2	Feb-12	2007	Poá/SP	100%	76	8,439
Tenda	Portal do Sol Life III (Bl 24 e 25)	Feb-12	2009	Belford Roxo/RJ	100%	64	5,950
Tenda	Portal do Sol Life IV (Bl 22 e 23)	Feb-12	2010	Belford Roxo/RJ	100%	64	5,971
Tenda	Alta Vista (Antigo Renata)	Mar-12	2008	São Paulo/SP	100%	160	12,935
Tenda	Jardim São Luiz Life - F2 (Bloco 12)	Mar-12	2007	São Paulo/SP	100%	20	2,149
Tenda	Reserva dos Pássaros - F1 (Bl 5)	Mar-12	2006	São Paulo/SP	100%	66	37,084
Tenda	Parque Baviera Life - F1 (Bl 1 a 9)	Mar-12	2008	São Leopoldo/RS	100%	180	37,763
Tenda	Vivendas do Sol I	Mar-12	2009	Porto Alegre/RS	100%	200	14,000
Tenda	Portal do Sol Life V (Bl 19 a 21)	Mar-12	2010	Belford Roxo/RJ	100%	96	9,431
Tenda	Portal do Sol Life VI (Bl 17 e 18)	Mar-12	2010	Belford Roxo/RJ	100%	64	6,146
Tenda	Quintas do Sol Ville II - F1 (Qd 1 e 3 a 5)	Mar-12	2007	Feira de Santana/BA	100%	241	22,725
Tenda	Quintas do Sol Ville II - F2 (Qd 2)	Mar-12	2008	Feira de Santana/BA	100%	90	22,353
Tenda	Salvador Life II	Mar-12	2008	Salvador/BA	100%	180	12,780
Tenda	Boa Vista	Mar-12	2008	Belo Horizonte/MG	100%	38	3,838
Tenda	Maratá	Mar-12	2008	Goiânia/GO	100%	400	27,200
Tenda	Reserva Campo Belo (Antigo Terra Nova II)	Mar-12	2007	Goiânia/GO	100%	241	16,320
Tenda	GPARK Pássaros	Mar-12	2008	São Luis/MA	50%	240	31,576
Total 1Q12						2,456	285,099
Tenda	Residencial Portal do Sol	Apr-12	2005	Itaquaquecetuba/SP	100%	320	20,284
Tenda	Residencial Spazio Felicittá	May-12	2008	São Paulo/SP	100%	180	19,040
Tenda	Residencial Rivera Life 8ª etapa	May-12	2010	Lauro de Freitas/BA	100%	100	9,433
Tenda	Residencial Rivera Life 9ª etapa	May-12	2010	Lauro de Freitas/BA	100%	120	11,403
Tenda	Residencial Rivera Life 10ª etapa	May-12	2010	Lauro de Freitas/BA	100%	180	52,149
Tenda	Santana Tower I (Bl 5 e 12 a 14)	May-12	2008	Feira de Santana/BA	100%	128	10,304
Tenda	Engenho Nova Cintra - F1 (Bl A a E)	Jun-12	2007	Santos/SP	100%	405	38,070
Tenda	Fit Jardim Botânico (Pb)	Jun-12	2008	João Pessoa/PB	50%	324	19,284
Tenda	Fit Jardins (Marodin)	Jun-12	2009	Porto Alegre/RS	70%	172	24,600
Tenda	Parque Baviera Life - F2 (Bl 10 a 13)	Jun-12	2008	São Leopoldo/RS	100%	80	6,042
Tenda	Parque Lousã	Jun-12	2008	Novo Gama/GO	100%	304	24,038
Tenda	Parque Lumiere	Jun-12	2011	São Paulo/SP	100%	100	11,220
Tenda	Piedade Life - F1 (Bl 1 a 5)	Jun-12	2008	Jaboatão dos Guararapes/PE	100%	180	13,100
Tenda	Reserva dos Pássaros - F1 (Bl 2 e 3)	Jun-12	2006	São Paulo/SP	100%	130	14,521
Tenda	Reserva dos Pássaros - F1 (Bl 6)	Jun-12	2006	São Paulo/SP	100%	66	7,372
Tenda	Santana Tower II - F1 (Bl 1 a 3)	Jun-12	2008	Feira de Santana/BA	100%	96	7,728
Tenda	Toulouse Life	Jun-12	2008	Anápolis/GO	100%	192	14,013
Tenda	Viver Itaquera	Jun-12	2010	São Paulo/SP	100%	199	24,359
Tenda	Mirante do Lago F1	Jun-12	2008	Ananindeua/PA	100%	462	47,221
Tenda	Mirante do Lago F2	Jun-12	2009	Ananindeua/PA	100%	188	26,317
Tenda	Terra Bonita	Jun-12	2008	Londrina/PR	100%	152	23,488
Total 2Q12						4,078	423,988

Note: To be continued in the next page.

14

Table 29 - Delivered projects Tenda Segment (9M12)  cont.

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Portal do Sol Life VII (BI 15 e 16)	Aug/12	2010	Belford Roxo/RJ	100%	64	6,188
Tenda	Portal do Sol Life VIII (Bl1)	Aug/12	2010	Belford Roxo/RJ	100%	448	43,993
Tenda	Fit Bosque Itaquera	Aug/12	2009	São Paulo/SP	100%	256	37,900
Tenda	Parma Life (Rio de Janeiro)	Aug/12	Up to 2009	Rio de Janeiro/RJ	100%	263	21,040
Tenda	West Life	Aug/12	Up to 2009	Rio de Janeiro/RJ	100%	80	6,779
Tenda	Marumbi F-1	Aug/12	2009	Curitiba/PR	100%	335	61,808
Tenda	Portal das Rosas	Sep/12	2010	Osasco/ SP	100%	140	12,957
Tenda	JK 1	Sep/12	Up to 2008	Porto Alegre/ RS	100%	160	10,400
Tenda	Vila Real Life	Sep/12	2008	Salvador/ BA	100%	180	14,866
Tenda	Guarulhos Life	Sep/12	Up to 2008	Guarulhos/SP	100%	160	14,406
Tenda	Santo Andre Life I	Sep/12	Up to 2008	Santo André/SP	100%	128	11,648
Tenda	Santo Antonio Life	Sep/12	Up to 2008	Apar. de Goiânia/GO	100%	32	2,080
Tenda	Grand Ville das Artes – Goya (Bl 1 a 19)	Sep/12	2010	Lauro de Freitas/ BA	100%	380	35,450
Tenda	Vila Nova Life	Sep/12	Up to 2008	São Paulo/SP	100%	124	10,489
Tenda	Santana Tower II – F2 (Bl 5, 6 e 7)	Sep/12	Up to 2008	Feira de Santana/BA	100%	96	7,728
Tenda	Santana Tower II – F3 (Bl 4 e 8 a 10)	Sep/12	Up to 2008	Feira de Santana/BA	100%	128	10,304
Tenda	Santana Tower II – F4 (Bl 11 e 14)	Sep/12	Up to 2008	Feira de Santana/BA	100%	128	10,304
Tenda	Parque Ipê	Sep/12	Up to 2008	Mauá/SP	100%	90	6,859
Tenda	Pq Maceio F1	Sep/12	Up to 2008	Maceio/AL	100%	252	14,038
Tenda	Pq Maceio F2	Sep/12	Up to 2008	Maceio/AL	100%	252	14,450
Tenda	Terra Bonita	Sep/12	Up to 2008	Londrina/PR	100%	152	59,734
Total 3Q12						3,848	413,421
Total 9M12						10,382	1,122,508

Table 30. Land Bank Tenda Segment (3Q12)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	657,035	21%	21%	0%	5,407	5,407
Rio de Janeiro	246,987	0%	0%	0%	2,379	2,377
Nordeste	849,376	22%	22%	0%	7,195	7,195
Minas Gerais	428,974	73%	32%	40%	3,961	3,961
Total	2,182,372	33%	22%	11%	18,943	18,940

Table 31. Adjusted EBITDA Tenda

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net profit	(18,729)	(12,412)	51%	(55,677)	-66%	(61,871)	(84,718)	-27%
(+) Financial result	2,082	(2,356)	-188%	(3,374)	-162%	(744)	(13,823)	-95%
(+) Income taxes	6,200	2,991	107%	(19,581)	-132%	14,223	(44,094)	-132%
(+) Depreciation and amort.	5,948	3,956	50%	4,836	23%	12,431	14,195	-12%
(+) Capitalized interest	25,287	15,446	64%	5,187	388%	47,396	14,503	227%
(+) Stock option plan expens.	145	145	0%	553	-74%	435	1,659	-74%
(+) Minority shareholders	1,192	(38)	-3237%	-	0%	1,128	-	0%
Adjusted EBITDA	22,125	7,732	186%	(68,056)	-133%	12,998	(112,278)	-112%
Net revenues	323,799	280,012	16%	237,261	36%	920,195	780,817	18%
Adjusted EBITDA margin	6,83%	3%	407bps	-28,68%	3552bps	1,41%	-14,38%	1579bps

15

Table 32. Inventory at Market Value 3Q12 x 2Q12 – Tenda Segment breakdown by Region

	Inventories BoP[1]	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP[2]	% Q-o-Q3
São Paulo	67,856	-	73,364	(65,253)	(5,274)	70,694	4.2%
MCMV	53,501	-	64,491	(55,796)	(5,395)	56,802	6.2%
> MCMV	14,355	-	8,873	(9,458)	122	13,892	-3.2%
Rio de Janeiro	211,432	-	44,867	(56,348)	(52,080)	147,871	-30.1%
MCMV	196,019	-	41,090	(50,226)	(52,168)	134,715	-31.3%
> MCMV	15,412	-	3,777	(6,122)	88	13,156	-14.6%
Minas Gerais	103,289	-	42,739	(29,662)	(12,848)	103,519	0.2%
MCMV	57,582	-	29,246	(20,157)	(9,376)	57,295	-0.5%
> MCMV	45,707	-	13,493	(9,505)	(3,472)	46,224	1.1%
Northeast	107,560	-	38,146	(55,530)	36,778	126,954	18.0%
MCMV	98,029	-	34,987	(45,887)	(14,163)	72,966	-25.6%
> MCMV	9,530	-	3,159	(9,643)	50,942	53,987	466.5%
Others	348,124	-	64,635	(87,008)	(10,199)	315,552	-9.4%
MCMV	115,983	-	24,667	(33,415)	232	107,467	-7.3%
> MCMV	232,141	-	39,968	(53,593)	(10,431)	208,085	-10.4%
Total Tenda	838,261	-	263,751	(293,801)	(43,622)	764,589	-8.8%
MCMV	521,115	-	194,482	(205,482)	(80,870)	429,245	-17.6%
> MCMV	317,146	-	69,269	(88,319)	37,249	335,344	5.7%

Note: 1) BoP beginning of the period – 2Q12. 2) EP end of the period – 3Q12.  3) % Change 3Q12 versus 2Q12. 4)  3Q12 sales velocity. 5) projects cancelled during the period

16

INCOME STATEMENT

Revenues

On a consolidated basis, third quarter net revenues totaled R$1,06 billion, an increase of 2% from the R$1,04 billion posted in the 2Q12 and 21% higher than the 881.5 million posted in the 3Q11. During 3Q12, the Gafisa brand accounted for 48% of net revenues, AlphaVille comprised 22% and Tenda the remaining 30%. The table below presents detailed information about pre-sales and recognized revenues by launch year:

Tabela 33. Pre-sales and recognized revenues by launch year
		3Q12				3Q11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	179,161	55%	54,778	11%	-	0%	-	0%
	2011 Launches	60,639	18%	91,653	18%	548,672	82%	51,179	11%
	2010 Launches	53,224	16%	204,334	40%	46,915	7%	171,911	38%
	≤ 2009 Launches	34,968	11%	137,787	27%	69,822	10%	231,540	51%
	Land Bank	-	0%	18,165	4%	-	0%	-	0%
	Total Gafisa	327,990	100%	506,718	100%	665,408	100%	454,630	100%
Alphaville	2012 Launches	267,962	81%	55,733	24%	-	0%	-	0%
	2011 Launches	44,976	14%	118,155	51%	246,030	87%	33,954	19%
	2010 Launches	12,149	4%	33,959	15%	8,704	3%	85,487	48%
	≤ 2009 Launches	6,203	2%	25,730	11%	27,018	10%	57,705	33%
	Land Bank	-	0%	-	0%	-	0%	-	0%
	Total AUSA	331,290	100%	233,577	100%	281,752	100%	177,146	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%	-	0%
	2011 Launches	(10,819)	-36%	21,583	7%	58,062	60%	10,553	4%
	2010 Launches	18	0%	124,520	38%	37,829	39%	140,228	58%
	≤ 2009 Launches	40,850	136%	158,345	49%	1,599	2%	90,255	37%
	Land Bank	-	0%	19,352	6%	-	0%	-	0%
	Total Tenda	30,050	100%	323,799	100%	97,490	100%	241,037	100%
Consolidated	2012 Launches	447,122	65%	110,511	10%	-	0%	-	0%
	2011 Launches	94,796	14%	231,391	22%	852,763	82%	95,686	11%
	2010 Launches	65,391	9%	362,813	34%	93,448	9%	397,626	46%
	≤ 2009 Launches	82,021	12%	321,862	30%	98,439	9%	379,500	43%
	Land Bank	-	0%	37,517	4%	-	0%	-	0%
Total	Total Gafisa Group	689,331	100%	1,064,094	100%	1,044,651	100%	872,813	100%
		9M12				9M11
	Launch year	PreSales	%PreSales	Revenues	%	PreSales	%PreSales	Revenues	%
Gafisa	2012 Launches	465,227	42%	58,089	4%	-	0%		0%
	2011 Launches	214,036	19%	276,275	17%	1,118,224	60%	122,560	9%
	2010 Launches	186,960	17%	567,190	36%	426,710	23%	417,631	31%
	≤ 2009 Launches	234,853	21%	579,288	36%	322,287	17%	817,159	60%
	Land Bank	-	0%	106,605	7%	-	0%		0%
	Total Gafisa	1,101,076	100%	1,587,447	100%	1,867,221	100%	1,357,350	100%
Alphaville	2012 Launches	503,923	75%	66,851	13%	-	0%		0%
	2011 Launches	107,467	16%	233,816	45%	447,947	75%	59,407	13%
	2010 Launches	30,163	4%	124,170	24%	78,605	13%	197,605	44%
	≤ 2009 Launches	29,897	4%	99,985	19%	71,131	12%	193,908	43%
	Land Bank	-	0%	-	0%	-	0%		0%
	Total AUSA	671,451	100%	524,823	100%	597,683	100%	450,919	100%
Tenda	2012 Launches	-	0%	-	0%	-	0%		0%
	2011 Launches	(47,221)	106%	53,513	6%	262,924	48%	26,782	3%
	2010 Launches	(92,106)	206%	322,494	35%	347,659	63%	318,956	41%
	≤ 2009 Launches	94,663	-212%	498,149	54%	(61,615)	-11%	435,079	56%
	Land Bank	-	0%	46,039	5%	-	0%		0%
	Total Tenda	(44,664)	100%	920,195	100%	548,969	100%	780,817	100%
Consolidated	2012 Launches	969,150	56%	124,941	4%	-	0%	-	0%
	2011 Launches	274,282	16%	563,604	19%	1,829,095	61%	208,748	8%
	2010 Launches	125,018	7%	1,013,854	33%	852,975	28%	934,191	36%
	≤ 2009 Launches	359,413	21%	1,177,422	39%	331,803	11%	1,446,146	56%
	Land Bank	-	0%	152,643	5%	-	0%	-	0%
Total	Total Gafisa Group	1,727,863	100%	3,032,464	100%	3,013,873	100%	2,589,085	100%

17

Gross Profit

Gross profit was R$308 million in the third quarter compared to R$279 million in the 2Q12 and R$166 million in the 3Q11. Gross margin increased to 29.0% in the 3Q12, from 26.8% in the 2Q12 and 19.0% in the 3Q11.

Table 34. Gross Margin (R$000)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Gross Profit	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Gross Margin	29.0%	26.8%	213bps	19.0%	1000bps	26.0%	17.1%	892bps
Gross Profit (ex-Tenda)	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Gross Margin (ex-Tenda) %	33.7%	29.5%	421bps	30.1%	368bps	30.6%	19.4%	1121bps

Table 35. Capitalized Interest
(R$million) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Opening balance	241,875	247,481	-2%	154,960	56%	221,816	146,544	51%
Capitalized interest	61,819	44,687	38%	61,633	0%	175,041	165,347	6%
Interest capitalized to COGS	(56,364)	(50,293)	12%	(39,103)	44%	(149,527)	(134,401)	11%
Closing balance	247,330	241,875	2%	177,490	39%	247,330	177,490	39%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$151 million in the 3Q12, a 10% increase on the R$137 million in SG&A expenses posted in 3Q11 and 12% over the R$171 million posted in the 2Q12. Selling expenses decreased 10% on a year-over-year basis to R$70 million, given the reduction of the launches volume in the period.

Table 36. SG&A Expenses (R$000)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses	69,941	78,165	-11%	77,540	-10%	206,592	215,292	-4%
G&A expenses	80,951	93,034	-13%	59,746	35%	252,969	176,407	43%
SG&A	150,892	171,199	-12%	137,286	10%	459,561	391,699	17%

During the 9M12, administrative expenses reached R$253 million, a 43% increase compared to the R$176 million posted in the 9M11. The main reasons for the increase in SG&A expenses were:

(1) a provision related to the distribution of variable compensation, including stock options plan, which accounted for 48% and 14%, of the annual change in the G&A registered in the period, respectively;

(2) other expenses related to services rendered, mainly auditing, which accounted for 20% of the annual change in the G&A registered in the period;

(3) administrative expenses related to the expansion of AlphaVille’s operations given the increased contribution in Gafisa Group mix, which accounted for 15% of the annual change in G&A registered in the period.

Table 37. Breakdown of General and Administrative Expenses (9M12 versus 9M11)

(R$000) Consolidado	9M12 (A)	9M11 (B)	A/A (%)	Change (A) - (B)	Stake (%) in the Total Changes Posted (A) - (B) / (C)
Wages and salaries expenses	103,893	92,262	13%	11,631	15%
Benefits and employees	8,601	5,967	44%	2,634	3%
Travel expenses and utilities	8,245	6,292	31%	1,953	3%
Services rendered	32,792	17,324	89%	15,468	20%
Rentals and condos fee	9,835	8,860	11%	975	1%
Information Technology	9,498	15,719	-40%	(6,221)	-8%
Stock Option Plan	23,202	12,789	81%	10,413	14%
Provision for bonus and Profit Sharing	42,906	6,425	568%	36,481	48%
Other	13,997	10,769	30%	3,228	4%
Total (C)	252,969	176,407	43%	76,562	100%

18

Table 38. SG&A / Launches (%)

(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses /Launches	15%	14%	117 bps	7%	810 bps	14%	7%	682 bps
G&A /Launches	18%	17%	89 bps	6%	1223 bps	17%	6%	1131 bps
SG&A/Launches	33%	31%	206 bps	13%	2033 bps	31%	13%	1813 bps
Selling expenses /Launches (ex-Tenda)	11%	10%	54 bps	5%	533 bps	10%	6%	383 bps
G&A /Launches (ex-Tenda)	12%	12%	-41 bps	4%	800 bps	12%	4%	728 bps
SG&A/Launches (ex-Tenda)	22%	22%	13 bps	9%	1332 bps	21%	10%	1111 bps

Table 39. SG&A / Pre-Sales (%)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses /Pre-Sales	10%	12%	-226 bps	7%	272 bps	12%	7%	481 bps
G&A /Pre-Sales	12%	15%	-302 bps	6%	602 bps	15%	6%	879 bps
SG&A / Pre-Sales	22%	27%	-527 bps	13%	875 bps	27%	13%	1360 bps
Selling expenses /Pre-Sales (ex-Tenda)	7%	9%	-169 bps	6%	166 bps	8%	6%	219 bps
G&A /Pre-Sales (ex-Tenda)	8%	11%	-275 bps	4%	409 bps	10%	4%	527 bps
SG&A / Pre-Sales (ex-Tenda)	15%	20%	-444 bps	10%	575 bps	18%	10%	746 bps

Table 40. SG&A / Revenues (%)
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Selling expenses /Net Revenues	7%	8%	-94 bps	9%	-222 bps	7%	8%	-147 bps
G&A expenses/Net Revenues	8%	9%	-133 bps	7%	83 bps	8%	7%	155 bps
SG&A/Net Revenues	14%	16%	-227 bps	16%	-139 bps	15%	15%	8 bps
Selling expenses /Net Revenues (ex-Tenda)	7%	7%	-76 bps	8%	-185 bps	7%	8%	-116 bps
G&A expenses/Net Revenues (ex-Tenda)	7%	9%	-156 bps	6%	132 bps	8%	6%	214 bps
SG&A/Net Revenues (ex-Tenda)	14%	16%	-232 bps	14%	-53 bps	15%	14%	98 bps

Consolidated Adjusted EBITDA

Adjusted EBITDA was R$183 million in the third quarter, compared to R$149 million in the 2Q12 and R$62 million in the 3Q11. EBITDA for Gafisa and AlphaVille totaled R$69 million and R$92 million, respectively, while Tenda´s EBITDA was R$22 million. During the first nine months of 2012, the EBITDA margin reached 14% or 20% ex-Tenda, as compared to 6% and 15%, respectively, in the first nine months of 2011.

Table 41. Consolidated Adjusted EBITDA
(R$'000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Profit (Loss)	4,842	1,046	363%	(51,247)	-109%	(25,626)	(126,381)	-80%
(+) Financial result	60,808	55,630	9%	58,111	5%	158,613	117,975	34%
(+) Income taxes	21,050	5,795	263%	(19,003)	-211%	46,983	(52,570)	-189%
(+) Depreciation and Amortization	18,704	14,355	30%	21,855	-14%	51,392	56,974	-10%
(+) Capitalized Interest Expenses	56,364	50,293	12%	39,103	44%	149,527	134,401	11%
(+) Stock option plan exp.	3,420	13,270	-74%	4,645	-26%	23,203	12,789	81%
(+) Minority shareholders	17,958	8,361	115%	8,291	117%	32,991	24,662	34%
Adjusted EBITDA	183,146	148,750	23%	61,755	197%	437,083	167,850	160%
Net Revenue	1,064,094	1,040,537	2%	881,494	21%	3,032,464	2,597,767	17%
Adjusted EBITDA margin	17%	14%	292 bps	7%	1021 bps	14%	6%	795 bps
Adjusted EBITDA (ex Tenda)	161,020	141,017	14%	129,812	24%	424,085	280,130	51%
Adj. EBITDA Mg (ex Tenda)	22%	19%	321 bps	20%	147 bps	20%	15%	466 bps

Depreciation And Amortization

Depreciation and amortization in the 3Q12 was R$19 million, a decrease of R$3 million when compared to the R$22 million recorded in 3Q11, mainly due to lower showroom depreciation.

Financial Results

Net financial expenses totaled R$61 million in the 3Q12, compared to a net financial result of R$58 million in the 3Q11 as a result of a higher level of leverage.

Taxes

Income taxes, social contribution and deferred taxes for the 3Q12 amounted to negative R$21 million, compared to R$19 million in 3Q11.

19

Adjusted Net Income (Loss)

 Gafisa Group reported net income of R$5 million in the 3Q12, compared with a net income of R$1 million recorded in both the 2Q12 and net loss of R$ 26 millions in the 3Q11.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.31 billion in the 3Q12, 11% lower than the R$1.56 billion posted in the 3Q11. The consolidated margin for the quarter was 35%. The table below shows the backlog margin by segment:

Table 42. Results to be recognized (REF) by brand
	Gafisa	Tenda	AlphaVille	Gafisa Group	Gafisa ex- Tenda
Revenues to be recognized	2.148.470	709.058	845.021	3.702.549	2.993.491
Costs to be incurred (units sold)	(1.465.952)	(532.198)	(392.461)	(2.390.611)	(1.858.413)
Results to be Recognized	682.518	176.860	452.560	1.311.938	1.135.078
Backlog Margin	32%	25%	54%	35%	38%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Table 43. Gafisa Group Results to be recognized (REF)
	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Results to be recognized	3.702.549	4.124.151	-10%	4.276.647	-13%	3.702.549	4.276.647	-13%
Costs to be incurred (units sold)	(2.390.611)	(2.648.148)	-10%	(2.716.934)	-12%	(2.390.611)	(2.716.934)	-12%
Results to be Recognized	1.311.938	1.476.003	-11%	1.559.713	-16%	1.311.938	1.559.713	-16%
Backlog Margin	35%	36%	-36bps	36%	-104bps	35%	36%	-104bps

Note: It is included in the gross profit margin and not included in the backlog: Adjusted Present Value (AVP) on receivables, revenue related to swaps, revenue and cost of services rendered, AVP over property (land)  debt , cost of swaps and provision for guarantees.

20

BALANCE SHEET

Cash and Cash Equivalents

On September 30, 2012, cash and cash equivalents reached R$1,23 billion, in line with the 2Q12. The Company´s cash position is expected to be sufficient to execute its development plans.

Accounts Receivable

At the end of the 3Q12, total accounts receivable decreased 16% to R$8.33 billion on a year-over-year basis and a 7% reduction as compared to the R$8.95 billion posted in the 2Q12.

Table 44. Total receivables
(R$000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)
Receivables from developments – LT (off balance sheet)	3,842,812	4,280,386	-10%	4,697,756	-18%
Receivables from PoC – ST (on balance sheet)	3,325,239	3,745,488	-11%	3,839,392	-13%
Receivables from PoC – LT (on balance sheet)	1,161,268	922,044	26%	1,395,515	-17%
Total	8,329,319	8,947,918	-7%	9,932,663	-16%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 45. Inventory (Balance Sheet at cost)
(R$000) Consolidated	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)
Land	1,030,900	1,023,179	1%	1,170,397	-12%
Units under construction	1,308,213	1,386,111	-6%	1,166,692	12%
Completed units	200,165	209,703	-5%	346,487	-42%
Total	2,539,278	2,618,993	-3%	2,683,576	-5%

Inventory at market value totaled R$3.0 billion in the 3Q12, 9% below the R$3.3 billion registered in the 2Q12. On a consolidated basis, our inventory is at a level of 10 months of sales based on LTM sales figures. At the end of the 3Q12, finished units accounted for 11% of total inventory. We continue to focus on reducing finished inventory.

Table 46. Inventory at Market Value per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 3Q12
Gafisa	253.270	360.022	539.364	433.815	73.777	1.660.248
AlphaVille	5.429	227.115	101.266	59.065	185.949	578.823
Tenda	19.242	123.154	233.663	324.802	63.728	764.589
Total	277.941	710.291	874.292	817.682	323.453	3.003.660

Consolidated inventory at market value was R$3.0 billion from R$3.3 billion at the end of the third quarter, which is R$283 million lower than the 2Q12. The market value of Gafisa inventory, which represents 55% of total inventory, declined to R$1.7 billion at the end of the 3Q12. The market value of AlphaVille inventory was R$578.8 million at the end of the 3Q12, a 1% decrease compared to the end of 2Q12. Tenda inventory was valued at R$764.6 million at the end of 3Q12, compared to R$838.3 million at the end of the 2Q12. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing positive demand for units targeted at the low income segment. Of the units returned to inventory, 70% have already been resold, to qualified customers within the 9M12.

Table 47. Inventory at Market Value 3Q12 x 2Q12

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other[5]	Inventories EoP2	% Q-o-Q3	VSO4
Gafisa (A)	1,875,945	114,291	-	-327,990	-1,998	1,660,248	-11.5%	16.5%
AlphaVille (B)	572,898	337,652	-	-331,320	-406	578,823	1.0%	36.4%
Total (A) + (B)	2,448,842	451,943	-	-659,310	-2,404	2,239,071	-8.6%	22.7%
Tenda (C)	838,261	-	263,751	-293,801	-43,622	764,589	-8.8%	3.8%
Total (A) + (B) + (C)	3,287,103	451,943	263,751	-953,111	-46,025	3,003,660	-8.6%	18.7%

Note: 1) BoP beginning of the period – 2Q12. 2) EP end of the period – 3Q12.  3) % Change 3Q12 versus 2Q12. 4)  3Q12 sales velocity. 5) projects cancelled during the period

21

Liquidity

The Gafisa Group ended the third quarter with R$1.23 billion in cash and cash equivalents, a sequential improvement from R$1,1 billion at the end of the 2Q12. Net debt was R$2.94 billion at the end of the 3Q12, a R$149 million reduction from R$3.09 billion the end of the 2Q12. As a result, consolidated cash generation (cash burn) was positive at approximately R$149 million in 3Q12, leading to R$304 million in the 9M12. Operational consolidated cash flow reached approximately R$607 million in the 9M12, 87% of the mid-range of our updated full year guidance of R$600 – R$800 million in 2012.

The net debt and investor obligations to equity and minorities ratio was 106% compared to 112% in the 2Q12. Excluding project finance, this net debt/equity ratio reached 28% from 34% in the 2Q12.

Currently we have access to a total of R$1.6 billion in construction finance lines contracted with banks and R$665 million of construction credit lines in the process of being approved. Also, Gafisa has R$2.4 billion available in construction finance lines of credit for future developments. The following tables provide information on our debt position:

Table 48. Indebtedness and Investor obligations
Type of obligation (R$000)	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)
Debentures - FGTS (A)	1,241,860	1,213,138	2%	1,246,413	0%
Debentures - Working Capital (B)	581,514	567,643	2%	700,596	-17%
Project Financing SFH – (C)	927,697	936,597	-1%	598,712	55%
Working Capital (D)	1,098,974	1,138,254	-3%	853,139	29%
Total (A)+(B)+(C)+(D) =(E)	3,850,045	3,855,632	0%	3,398,860	13%
Investor Obligations (F)	324,198	329,768	-2%	460,000	-30%
Total debt (E) + (F) = (G)	4,174,243	4,185,400	0%	3,858,860	8%
Cash and availabilities (H)	1,234,826	1,097,277	13%	912,353	35%
Net debt (G)-(H) = (I)	2,939,417	3,088,123	-5%	2,946,507	0%
Equity + Minority Shareholders (J)	2,771,971	2,746,145	1%	3,549,223	-22%
ND/Equity (I)/(J) = (K)	106%	112%	-641 bps	83%	2302 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C))/(J) = (L)	28%	34%	-640 bps	31%	-326 bps

The Gafisa Group ended the third quarter with R$1.4 billion of total debt due to short term. However, it is worth mentioning that, project finance accounts for 49% of this amount.

Table 49. Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Sep/13	Until Sep/14	Until Sep/15	Until Sep/16	After Sep/16
Debentures - FGTS (A)	TR + (8.47% - 10.26%)	1,241,860	318,715	473,145	350,000	100,000	0
Debentures - Working Capital (B)	CDI + (1.50% - 1.95%)	581,514	146,710	133,356	144,214	150,000	7,234
Project Financing SFH – (C)	TR + (8.30% - 11.50%)	927,697	452,342	336,444	137,055	1,856	0
Working Capital (D)	CDI + (1.30% - 2.22%)	1,098,973	500,266	316,776	145,363	107,704	28,864
Total (A)+(B)+(C)+(D) =(E)		3,850,044	1,418,033	1,259,721	776,632	359,560	36,098
Investors Obligations (F)	CDI + (0.235% - 1.00%) / IGPM +7.25%	324,198	156,773	144,157	12,395	7,680	3,193
Total debt (E) + (F) = (G)	9.28%	4,174,242	1,574,806	1,403,878	789,027	367,240	39,291
% due to corresponding period			38%	34%	19%	9%	1%

((A)+ (C)) / (G) Project finance as a % of Total debt due to corresponding periods		52%	49%	58%	62%	28%	0%
((B) + (D) + (F))/ (G) Corporate debt as a % of Total debt due to corresponding periods		48%	51%	42%	38%	72%	100%

Covenant Ratios

Table 50. Debenture covenants - 7th emission
3Q12
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	24.39
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	16.08%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1.5	1.92

Table 51. Debenture covenants - 5th emission (R$250 million)
3Q12
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	16.90%
(Total receivables + Finished units) / (Total debt) ≥ 2.2x	2.22

Note: Covenant status on September 30, 2012

22

OUTLOOK

With the introduction of the new strategy and organizational structure, Gafisa is progressing toward established guidance for the year. The implementation and development of the operating and financial plan to support the restructuring of Tenda indicates that we are on the right track. Although the direct results of these adjustments to the Tenda operation over recent quarters have been positive, the launch cycle should resume next year. Reflecting the purpose of implementing corrective actions and focusing on execution and delivery, we have not launched any residential tower products via Tenda in 2012. As a result, our official guidance for Tenda launches of R$270-R$330 million for 2012 has been revised down to zero for this year.

As a result, consolidated launches for 2012 are now expected to be between R$2.4 and R$3.0 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent around 55% of launches and AlphaVille 45%. In the first nine months of 2012, the Gafisa Group launched R$1.46 billion or 53% of the mid-range of 2012 guidance of R$1.5 billion for the segment. AlphaVille’s launches were in line with the internal projections and planning, representing 56% of the guidance for the year.

Table 52. Launch Guidance – 2012 Estimates  versus Actual figures 9M12

Launches Guidance 2012E	Guidance (previous)	Guidance (actual)	Mid-range 2012	Achievement 9M12	9M12 as a % of FY
Consolidaded Launches	R$2.70 – R$3.30bn	R$2.40 – R$3.00bn	R$2.70bn	R$1.46bn	54%
Breakdown by Brand
Launches Gafisa	R$1.35 – R$1.65bn	R$1.35 – R$1.65bn	R$1.50bn	R$795mn	53%
Launches AlphaVille	R$1.08 – R$1.32bn	R$1.08 – R$1.32bn	R$1.20bn	R$667mn	56%
Launches Tenda	R$270 – R$330mn	R$0	-	R$0	0%

As of September 30, 2012, the Company had R$1.23 billion in cash and cash equivalents. During the 9M12 operational consolidated cash flow reached approximately R$607 million, representing 87% of the mid point of the updated guidance established for the full year of 2012, of R$600 – R$800 million. The key drivers of cash flow generation include: (1) our ability to deliver and transfer/customers at Gafisa; (2) the transfer of Tenda units to financial institutions; (3) the sale of inventory and new projects launched; (4) the securitization of receivables and; (5) the sale of non-strategic land, which had a minor contribution to the results posted in the period.

Table 53. Operational Cash Flow Guidance – 2012 Estimates  versus Actual figures 9M12

	Guidance (previous)	Guidance (actual)	Mid-range 2012	Achievement 9M12	9M12 as a % of FY
Operational Cash Flow (CFO)	R$500-R$700 mn	R$600-R$800 mn	R$700mn	R$607mn	87%

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first nine months of the year of 2012, the Gafisa Group delivered 17,729 units and transferred 9,567 Tenda customers to financial institutions, achieving 80% of the mid-range of the guidance for both targets.

Table 54. Other Relevant Operational Indicators – 2012 Estimates  versus Actual figures 9M12

Guidance of Units to be Delivered 2012E	Mid-range	Achievement 9M12	9M12 as a % of FY
Consolidated # Units to be Delivered (22-26K)	24,000	17,728	74%
Breakdown by Brand
# Units to be Delivered Gafisa (6,600-7,800)	7,200	4,735	66%
# Units to be Delivered AlphaVille (4,400-5,200)	4,800	2,612	54%
# Units to be Delivered Tenda (11,000-13,000)	12,000	10,382	87%

Table 55. Tenda Milestones – 2012 Estimates  versus Actual figures 9M12

Customers to be transferred at Tenda 2012E	Mid-range	Achievement 9M12	(9M12 as a % of FY)
Consolidated # Customers to be transferred (10-14K)	12,000	9,567	80%

23

CONSOLIDATED INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	1,064,094	1,040,537	2%	874,378	22%	3,032,464	2,589,085	17%
Operating Costs	(755,962)	(761,396)	-1%	(708,614)	7%	(2,243,612)	(2,146,626)	5%
Gross profit	308,132	279,141	10%	165,764	86%	788,852	442,459	78%
Operating Expenses	(203,476)	(208,309)	-2%	(169,612)	20%	(575,893)	(478,773)	20%
Selling Expenses	(69,941)	(78,165)	-11%	(77,540)	-10%	(206,592)	(215,292)	-4%
General and Administrative Expenses	(80,951)	(93,034)	-13%	(59,746)	35%	(252,969)	(176,407)	43%
Other Operating Rev / Expenses	(33,880)	(22,755)	49%	(10,471)	224%	(64,940)	(30,100)	116%
Depreciation and Amortization	(18,704)	(14,355)	30%	(21,855)	-14%	(51,392)	(56,974)	-10%
Operating results	104,656	70,832	48%	(3,848)	-2820%	212,959	(36,314)	-686%

Financial Income	17,394	21,721	-20%	31,619	-45%	58,804	77,980	-25%
Financial Expenses	(78,202)	(77,351)	1%	(89,730)	-13%	(217,417)	(195,955)	11%

Income (Loss) Before Taxes on Income	43,848	15,202	188%	(61,959)	-171%	54,346	(154,289)	-135%

Deferred Taxes	(2,294)	(1,758)	30%	35,334	-106%	(10,371)	90,422	-111%
Income Tax and Social Contribution	(18,756)	(4,037)	365%	(16,331)	15%	(36,612)	(37,852)	-3%

Income (Loss) After Taxes on Income	22,798	9,407	142%	(42,956)	-153%	7,363	(101,719)	-107%

Minority Shareholders	(17,957)	(8,361)	115%	(8,291)	117%	(32,991)	(24,662)	34%

Net Income (Loss)	4,841	1,046	363%	(51,247)	-109%	(25,628)	(126,381)	-80%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

24

CONSOLIDATED BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	1,234,826	1,097,277	13%	912,353	35%
Receivables from clients	3,325,239	3,745,488	-11%	3,839,392	-13%
Properties for sale	2,038,646	2,053,171	-1%	2,266,859	-10%
Other accounts receivable	150,987	177,506	-15%	146,443	3%
Deferred selling expenses	69,956	73,097	-4%	30,329	131%
Prepaid expenses	1,861	19,691	-91%	13,599	-86%
Properties for sale	180,703	183,440	-1%	-	0%
Financial Instruments	18,182	17,689	3%	131	nm
	7,020,400	7,367,359	-5%	7,209,106	-3%
Long-term Assets
Receivables from clients	1,161,268	922,044	26%	1,395,515	-17%
Properties for sale	319,929	382,382	-16%	416,717	-23%
Deferred taxes		0	0%	117,102	-100%
Other	244,249	228,083	7%	225,244	8%
	1,725,446	1,532,509	13%	2,154,578	-20%
Investments	279,812	270,786	3%	294,429	-5%

Total Assets	9,025,658	9,170,654	-2%	9,658,113	-7%

Current Liabilities
Loans and financing	952,608	944,377	1%	476,100	100%
Debentures	465,425	601,672	-23%	206,336	126%
Obligations for purchase of land and advances from clients	457,153	451,129	1%	469,130	-3%
Materials and service suppliers	156,197	174,892	-11%	185,160	-16%
Taxes and contributions	297,006	277,391	7%	255,756	16%
Obligation for investors	156,773	158,234	-1%	164,914	-5%
Other	507,386	555,949	-9%	293,512	73%
	2,992,548	3,163,644	-5%	2,050,908	46%
Long-term Liabilities
Loans and financing	1,074,063	1,130,583	-5%	975,751	10%
Debentures	1,357,949	1,179,109	15%	1,740,673	-22%
Obligations for purchase of land	113,175	114,329	-1%	192,902	-41%
Deferred taxes	93,373	91,079	3%	13,232	606%
Provision for contingencies	150,927	144,894	4%	123,950	22%
Obligation for investors	167,425	171,534	-2%	312,495	-46%
Other	304,227	429,337	-29%	698,979	-56%
	3,261,139	3,260,865	0%	4,057,982	-20%
Shareholders' Equity
Capital	2,734,159	2,734,157	0%	2,734,155	0%
Treasury shares	-1,731	-1,731	0%	-1,731	0%
Capital reserves	32,863	29,779	10%	267,159	-88%
Revenue reserves	-	-	0%	589,727	-100%
Retained earnings	-25,628	-30,468	-16%	-126,381	-80%
Accumulated losses	-102,019	-102,019	0%	-	0%
Non-controlling interests	134,327	116,425	15%	86,294	56%
	2,771,971	2,746,145	1%	3,549,223	-22%
Liabilities and Shareholders' Equity	9,025,658	9,170,654	-2%	9,658,113	-7%
25

CASH FLOW
	3Q12	3Q11
Income (Loss) Before Taxes on Income	43,848	(61,959)
Expenses (income) not affecting working capital	100,741	91,689
Depreciation and amortization	18,704	21,855
Impairment allowance	(19,314)	-
Expense on stock option plan	3,420	4,645
Penalty fee over delayed projects	(6,111)	-
Unrealized interest and charges, net	47,051	52,656
Deferred Taxes
Disposal of fixed asset	3,923	-
Warranty provision	8,997	2,416
Provision for contingencies	34,333	14,636
Profit sharing provision	13,691	1,942
Allowance (reversal) for doubtful debts	(3,460)	-
Profit / Loss from financial instruments	(493)	(6,461)
Clients	184,485	107,739
Properties for sale	99,029	(150,970)
Other receivables	(51,319)	(13,435)
Deferred selling expenses and prepaid expenses	20,970	14,038
Obligations on land purchases and advances from customers	4,869	6,489
Taxes and contributions	19,616	(57,702)
Trade accounts payable	(18,695)	(40,507)
Salaries, payroll charges	4,276	55,028
Other accounts payable	(5,251)	(33,053)
Assignment of credit receivables, net	(181,113)	(61,394)
Current account operations	(23,920)	23,818
Paid taxes	(18,756)	(15,071)
Cash used in operating activities	178,780	(135,290)
Investing activities
Purchase of property and equipment and deferred charges	(31,654)	(19,525)
Redemption of securities, restricted securities and loans	808,975	986,571
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	(783,332)	(681,626)
Cash used in investing activities	(6,011)	285,420
Financing activities
Capital increase	-	3,366
Contributions from venture partners	(5,570)	-
Increase in loans and financing	151,660	107,274
Repayment of loans and financing	(204,406)	(409,561)
Assignment of credit receivables, net	11,490	221,376
Proceeds from subscription of redeemable equity interest in securitization fund	5	(3,789)
Operations of mutual	37,244	(14,572)
Net cash provided by financing activities	(9,577)	(95,906)
Net increase (decrease) in cash and cash equivalents	163,192	54,224
Cash and cash equivalents
At the beginning of the period	300,654	330,183
At the end of the period	463,846	384,407
Net increase (decrease) in cash and cash equivalents	163,192	54,224

26

GAFISA SEGMENT INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	506,718	593,149	-15%	459,971	10%	1,587,446	1,357,349	17%
Operating Costs	(379,254)	(463,290)	-18%	(344,399)	10%	(1,221,639)	(1,148,888)	6%
Gross profit	127,464	129,859	-2%	115,572	10%	365,807	208,461	75%
Operating Expenses	(103,412)	(89,010)	16%	(93,088)	11%	(275,482)	(251,052)	10%
Selling Expenses	(36,119)	(36,008)	0%	(43,045)	-16%	(102,904)	(117,157)	-12%
General and Administrative Expenses	(32,159)	(33,247)	-3%	(23,065)	39%	(98,454)	(68,559)	44%
Other Operating Rev / Expenses	(22,930)	(9,883)	132%	(10,451)	119%	(36,784)	(23,798)	55%
Depreciation and Amortization	(12,204)	(9,872)	24%	(16,527)	-26%	(37,340)	(41,538)	-10%
Operating results	24,052	40,849	-41%	22,484	7%	90,325	(42,591)	-312%

Financial Income	7,717	8,200	-6%	17,694	-56%	23,883	45,718	-48%
Financial Expenses	(57,530)	(61,069)	-6%	(73,083)	-21%	(161,011)	(160,512)	0%

Income (Loss) Before Taxes on Income	(25,761)	(12,020)	114%	(32,905)	-22%	(46,803)	(157,385)	-70%

Deferred Taxes	322	5,942	-95%	14,238	-98%	3,492	40,070	-91%
Income Tax and Social Contribution	(5,415)	(5,547)	-2%	(9,280)	-42%	(21,559)	(20,344)	6%

Income (Loss) After Taxes on Income	(30,854)	(11,625)	165%	(27,947)	10%	(64,870)	(137,659)	-53%

Minority Shareholders	1,094	(597)	-283%	(157)	-797%	473	(530)	-189%

Net Income (Loss)	(29,760)	(12,222)	143%	(28,104)	6%	(64,397)	(138,189)	-53%
27

ALPHAVILLE SEGMENT INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	233,577	167,376	40%	177,146	32%	524,823	450,919	16%
Operating Costs	(111,272)	(72,651)	53%	(100,328)	11%	(243,287)	(238,353)	2%
Gross profit	122,305	94,725	29%	76,818	59%	281,536	212,566	32%
Operating Expenses	(32,446)	(52,927)	-39%	(24,518)	32%	(111,638)	(63,654)	75%
Selling Expenses	(12,072)	(19,302)	-37%	(10,452)	15%	(38,531)	(25,579)	51%
General and Administrative Expenses	(20,802)	(33,026)	-37%	(14,255)	46%	(72,853)	(39,829)	83%
Other Operating Rev / Expenses	980	(72)	-1461%	681	44%	1,367	2,995	-54%
Depreciation and Amortization	(552)	(527)	5%	(492)	12%	(1,621)	(1,241)	31%
Operating results	89,859	41,798	115%	52,300	72%	169,898	148,912	14%

Financial Income	2,909	2,928	-1%	5,626	-48%	8,970	11,420	-21%
Financial Expenses	(11,822)	(8,045)	47%	(11,722)	1%	(31,199)	(28,424)	10%

Income (Loss) Before Taxes on Income	80,946	36,681	121%	46,204	75%	147,669	131,908	12%

Deferred Taxes	(4,783)	(7,158)	-33%	(2,541)	88%	(11,152)	(3,473)	221%
Income Tax and Social Contribution	(4,974)	3,959	-226%	(2,995)	66%	(3,541)	(7,777)	-54%

Income (Loss) After Taxes on Income	71,189	33,482	113%	40,668	75%	132,976	120,658	10%

Minority Shareholders	(17,859)	(7,802)	129%	(8,134)	120%	(32,336)	(24,132)	34%

Net Income (Loss)	53,330	25,680	108%	32,534	64%	100,640	96,526	4%

28

TENDA SEGMENT INCOME STATEMENT

R$000	3Q12	2Q12	Q-o-Q (%)	3Q11	Y-o-Y (%)	9M12	9M11	Y-o-Y (%)
Net Operating Revenue	323,799	280,012	16%	237,261	36%	920,195	780,817	18%
Operating Costs	(265,436)	(225,455)	18%	(263,887)	1%	(778,686)	(759,385)	3%
Gross profit	58,363	54,557	7%	(26,626)	-319%	141,509	21,432	560%
Operating Expenses	(67,618)	(66,372)	2%	(52,006)	30%	(188,773)	(164,067)	15%
Selling Expenses	(21,750)	(22,855)	-5%	(24,043)	-10%	(65,157)	(72,556)	-10%
General and Administrative Expenses	(27,990)	(26,761)	5%	(22,426)	25%	(81,662)	(68,019)	20%
Other Operating Rev / Expenses	(11,930)	(12,800)	-7%	(701)	1602%	(29,523)	(9,297)	218%
Depreciation and Amortization	(5,948)	(3,956)	50%	(4,836)	23%	(12,431)	(14,195)	-12%
Operating results	(9,255)	(11,815)	-22%	(78,632)	-88%	(47,264)	(142,635)	-67%

Financial Income	6,768	10,593	-36%	8,299	-18%	25,951	20,842	25%
Financial Expenses	(8,850)	(8,237)	7%	(4,925)	80%	(25,207)	(7,019)	259%

Income (Loss) Before Taxes on Income	(11,337)	(9,459)	20%	(75,258)	-85%	(46,520)	(128,812)	-64%

Deferred Taxes	2,167	(542)	-500%	23,637	-91%	(2,711)	53,825	-105%
Income Tax and Social Contribution	(8,367)	(2,449)	242%	(4,056)	106%	(11,512)	(9,731)	18%

Income (Loss) After Taxes on Income	(17,537)	(12,450)	41%	(55,677)	-69%	(60,743)	(84,718)	-28%

Minority Shareholders	(1,192)	38	-3237%	-	0%	(1,128)	-	0%

Net Income (Loss)	(18,729)	(12,412)	51%	(55,677)	-66%	(61,871)	(84,718)	-27%

29

GAFISA  SEGMENT BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	218,289	266,127	-18%	361,629	-40%
Receivables from clients	1,971,983	2,224,488	-11%	2,147,759	-8%
Properties for sale	1,034,992	1,070,501	-3%	1,301,447	-20%
Other accounts receivable	115,379	194,253	-41%	328,846	-65%
Deferred selling expenses	1,480	72,104	-98%	12,577	-88%
Prepaid expenses	57,054	9,274	515%	11,334	403%
Properties for sale	75,376	70,900	6%	-	0%
Financial Instruments	10,801	9,603	12%	131	8145%
	3,485,352	3,917,250	-11%	4,163,723	-16%
Long-term Assets
Receivables from clients	567,227	454,600	25%	631,271	-10%
Properties for sale	111,968	129,712	-14%	204,679	-45%
Deferred taxes	0	0	0%	35,656	-100%
Other	170,645	161,379	6%	183,912	-7%
	849,840	745,690	14%	1,055,518	-19%
Investments	2,629,024	2,582,001	2%	2,657,715	-1%

Total Assets	6,964,217	7,244,941	-4%	7,876,957	-12%

Current Liabilities
Loans and financing	751,260	758,761	-1%	407,780	84%
Debentures	314,517	288,874	9%	178,078	77%
Obligations for purchase of land and advances from clients	225,277	251,460	-10%	254,193	-11%
Materials and service suppliers	91,509	102,975	-11%	102,530	-11%
Taxes and contributions	113,851	111,026	3%	132,249	-14%
Obligation for investors	116,463	118,410	-2%	119,879	-3%
Other	375,515	488,110	-23%	241,436	56%
	1,988,393	2,119,615	-6%	1,436,145	38%
Long-term Liabilities
Loans and financing	794,949	845,590	-6%	767,437	4%
Debentures	883,072	879,325	0%	1,140,673	-23%
Obligations for purchase of land	99,638	102,438	-3%	149,690	-33%
Deferred taxes	63,981	63,611	1%	-231	-27857%
Provision for contingencies	74,696	74,676	0%	73,756	1%
Obligation for investors	124,628	124,628	0%	234,814	-47%
Other	276,555	383,584	-28%	548,892	-50%
	2,317,519	2,473,852	-6%	2,915,030	-20%
Shareholders' Equity
Shareholders' Equity	2,637,644	2,629,720	0%	3,504,208	-25%
Non-controlling interests	20,661	21,754	-5%	21,574	-4%
	2,658,305	2,651,474	0%	3,525,782	-25%
Liabilities and Shareholders' Equity	6,964,217	7,244,941	-4%	7,876,957	-12%

30

TENDA  SEGMENT BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	868,109	675,601	28%	402,698	116%
Receivables from clients	1,127,390	1,326,256	-15%	1,498,643	-25%
Properties for sale	780,975	762,988	2%	797,602	-2%
Other accounts receivable	164,550	320,366	-49%	69,705	136%
Deferred selling expenses	381	866	-56%	1,022	-63%
Prepaid expenses	12,902	10,417	24%	18,995	-32%
Properties for sale	105,327	112,540	-6%	-	0%
Financial Instruments	-	-	0%	-	0%
	3,059,636	3,209,035	-5%	2,788,665	10%
Long-term Assets
Receivables from clients	176,461	99,051	78%	467,882	-62%
Properties for sale	168,301	217,069	-22%	155,599	8%
Deferred taxes	-	-	0%	81,047	nm
Other	85,077	78,410	9%	38,406	122%
	429,838	394,530	9%	742,934	-42%
Investments	34,367	41,248	-17%	30,296	13%

Total Assets	3,523,840	3,644,813	-3%	3,561,895	-1%

Current Liabilities
Loans and financing	136,508	118,699	15%	49,561	175%
Debentures	150,908	312,798	-52%	28,258	434%
Obligations for purchase of land and advances from clients	138,172	138,752	0%	167,268	-17%
Materials and service suppliers	31,706	40,006	-21%	52,225	-39%
Taxes and contributions	120,904	125,230	-3%	105,751	14%
Obligation for investors	-	-	0%	-	0%
Other	698,936	832,042	-16%	268,479	160%
	1,277,134	1,567,526	-19%	671,543	90%
Long-term Liabilities
Loans and financing	200,294	193,663	3%	50,479	297%
Debentures	474,877	299784,32	58%	600,000	-21%
Obligations for purchase of land	3,866	594	550%	29,769	-87%
Deferred taxes	10,827	12,995	-17%	-	nm
Provision for contingencies	60,787	54,971	11%	37,021	64%
Obligation for investors	-	-	0%	-	0%
Other	27,366	29,053	-6%	68,352	-60%
	778,017	591,061	32%	785,622	-1%
Shareholders' Equity
Shareholders' Equity	1,467,521	1,486,249	-1%	2,104,731	-30%
Non-controlling interests	1,169	-23	-5085%	-	0%
	1,468,689	1,486,226	-1%	2,104,731	-30%
Liabilities and Shareholders' Equity	3,523,840	3,644,813	-3%	3,561,895	-1%
31

ALPHAVILLE  SEGMENT BALANCE SHEET

	3Q12	2Q12	Q-o-Q(%)	3Q11	Y-o-Y(%)
Current Assets
Cash and cash equivalents	148,428	155,549	-5%	148,026	0%
Receivables from clients	225,866	194,744	16%	192,990	17%
Properties for sale	222,679	219,682	1%	167,810	33%
Other accounts receivable	20,497	18,746	9%	19,313	6%
Deferred selling expenses	-	127	nm	-	0%
Prepaid expenses	-	-	0%	-	0%
Properties for sale	-	-	0%	-	0%
Financial Instruments	7,381	8,086	-9%	-	0%
	624,852	596,934	5%	528,139	18%
Long-term Assets
Receivables from clients	417,580	368,393	13%	296,362	41%
Properties for sale	39,660	35,601	11%	56,439	-30%
Deferred taxes	-	-	0%	399	-100%
Other	3,021	2,788	8%	2,926	3%
	460,261	406,782	13%	356,126	29%
Investments	14,198	10,936	30%	11,263	26%

Total Assets	1,099,311	1,014,652	8%	895,528	23%

Current Liabilities
Loans and financing	64,840	66,918	-3%	18,759	246%
Debentures	-	-	0%	-	0%
Obligations for purchase of land and advances from clients	93,704	60,917	54%	47,669	97%
Materials and service suppliers	32,981	31,912	3%	30,405	8%
Taxes and contributions	62,251	41,135	51%	17,756	251%
Obligation for investors	40,310	39,824	1%	45,035	-10%
Other	136,220	145,502	-6%	54,973	148%
	430,307	386,208	11%	214,597	101%
Long-term Liabilities
Loans and financing	78,820	91,330	-14%	157,836	-50%
Debentures	-	-	0%	-	0%
Obligations for purchase of land	9,671	11,296	-14%	13,443	-28%
Deferred taxes	18,565	14,473	28%	13,462	38%
Provision for contingencies	15,444	15,247	1%	13,173	17%
Obligation for investors	42,797	46,906	-9%	77,681	-45%
Other	14,800	31,194	-53%	81,736	-82%
	180,096	210,446	-14%	357,330	-50%
Shareholders' Equity
Shareholders' Equity	376,411	323,304	16%	258,881	45%
Non-controlling interests	112,498	94,695	19%	64,720	74%
	488,908	417,999	17%	323,601	51%
Liabilities and Shareholders' Equity	1,099,311	1,014,652	8%	895,528	23%

32

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, borrowers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer